UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number: 000-51570

SUTCLIFFE RESOURCES LTD.
(Translation of registrant's name into English)

420-625 Howe Street, Vancouver
British Columbia, Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated November 1, 2006

99.2	News Release dated November 8, 2006

99.3	News Release dated November 24, 2006

99.4	News Release dated November 28, 2006

99.5	Form 52-109F2 Certification of Interim Filing - CFO

99.6	Form 52-109F2 Certification of Interim Filings - CEO

99.7	Management's Discussion and Analysis for the quarter ended September 30, 2006

99.8	Interim Financial Statements for the period ended September 30, 2006

99.9	News Release dated November 28, 2006

99.10	Material Change dated November 28, 2006

99.11	Material Change dated November 24, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sutcliffe Resources Ltd.
(Registrant)

Date: December 1, 2006	By:	/s/ Laurence Stephenson
Laurence Stephenson
	Title:	Chairman, President & CEO